

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Jerry Grisaff
Chief Executive Officer
Right On Brands, Inc.
6501 Dalrock Rd., Suite 100
Rowlett, TX 75089

> **Re: Right On Brands, Inc.**
> **Offering Statement on Form 1-A**
> **Filed October 20, 2022**
> **File No. 024-12037**

Dear Jerry Grisaff:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular on Form 1-A filed October 20, 2022

Cover Page

1. We note references here and on page 34 to the offer and sale of both shares and warrants as part of this offering. However, your cover page and offering summary appear to contemplate an offering of shares of common stock only. Please revise your disclosure to clarify the securities being offered.

General

2. We note that prior to filing this offering statement, the company filed its Form 10-Q for the quarterly period ended June 30, 2022 pursuant to its reporting obligation under the Exchange Act. Please include the financial statements for this period in the offering statement. Refer to Rule 252(a), and to footnote 17 and the accompanying text in Securities Act Release No. 33-10591 for additional guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Milan Saha